UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 001-14077

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS-SONOMA, INC.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue

San Francisco, CA 94109

(415) 421-7900

WILLIAMS-SONOMA, INC. 401(k) PLAN

(Formerly the Williams-Sonoma, Inc. Associate Stock Incentive Plan)

Financial Statements for the Years Ended December 31, 2006 and 2005,

Supplemental Schedule as of December 31, 2006

and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC. 401(k) PLAN

(Formerly the Williams-Sonoma, Inc. Associate Stock Incentive Plan)

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Participants,

Williams-Sonoma, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. 401(k) Plan (formerly the Williams-Sonoma, Inc. Associate Stock Incentive Plan) (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

June 27, 2007

WILLIAMS-SONOMA, INC. 401(k) PLAN

(Formerly the Williams-Sonoma, Inc. Associate Stock Incentive Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments, at fair value:
Williams-Sonoma, Inc. Stock Fund	$69,631,503	$104,715,990

Mutual funds:
Dodge & Cox Balanced Fund	13,112,873	9,644,552
Dodge & Cox Stock Fund	12,473,565	7,185,299
Templeton Foreign A Fund	4,519,044	2,316,200
Schwab S&P 500 Select SHS	4,196,786	2,516,009
Artisan Small Cap Fund	4,111,951	2,871,837
Growth Fund of America R3	3,461,896	1,850,016
PIMCO Total Return A Fund	2,539,474	1,747,653
Barclay’s Global Investors Lifepath 2020 Fund	1,301,158	166,267
Barclay’s Global Investors Lifepath 2030 Fund	1,109,266	277,805
Barclay’s Global Investors Lifepath 2040 Fund	1,033,366	88,608
Barclay’s Global Investors Lifepath 2010 Fund	385,074	174,412
Barclay’s Global Investors Lifepath Retirement Fund	94,114	14,697

Total mutual funds	48,338,567	28,853,355

Cash and cash equivalents	5,206,431	3,989,830

Loans to participants	3,368,241	2,926,907

Total investments	126,544,742	140,486,082

Receivables:
Employee contributions	785,009	535,745
Employer contributions	250,419	158,918
Interest income	5,706	3,629
Mutual fund dividends	9,818	6,297

NET ASSETS AVAILABLE FOR BENEFITS	$127,595,694	$141,190,671

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

(Formerly the Williams-Sonoma, Inc. Associate Stock Incentive Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	–	$21,900,736
Interest	$484,262	283,885
Dividends	649,128	–

Total investment income	1,133,390	22,184,621

Contributions:
Employee	14,839,680	11,917,921
Employer, net of forfeitures	3,397,415	3,232,409

Total contributions	18,237,095	15,150,330

TOTAL ADDITIONS	19,370,485	37,334,951

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	21,974,550	–
Benefit payments to participants	10,956,884	10,948,590
Participant paid administrative expenses	34,028	28,379

NET (DECREASE) INCREASE	(13,594,977)	26,357,982

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	141,190,671	114,832,689

End of year	$127,595,694	$141,190,671

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

(Formerly the Williams-Sonoma, Inc. Associate Stock Incentive Plan)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF PLAN

The following description of the Williams-Sonoma, Inc. 401(k) Plan, formerly the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General - The Plan, which became effective as of February 1, 1989, is a defined contribution plan covering eligible salaried and hourly employees and was created to provide savings opportunities to the employees of Williams-Sonoma, Inc. (the “Company”). In April 2006, the name of the Plan was changed from the Williams-Sonoma, Inc. Associate Stock Incentive Plan to the Williams-Sonoma, Inc. 401(k) Plan, and an employee stock ownership plan feature was added for the purpose of obtaining a corporate tax deduction for dividends paid on shares held in the Williams-Sonoma, Inc. Stock Fund. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to be qualified under the Internal Revenue Code Sections 401(a), 401(k), 401(m), and 4975(e)(7).

Contributions - The Plan allows participants to defer a portion of their income and have such amounts paid into the Plan, thus reducing the participants’ taxable income in the year of contribution. Full-time regular employees who are at least 21 years old may participate as soon as administratively practicable (approximately 30 days after their date of hire). Part-time and casual employees who are at least 21 years old may participate as soon as administratively practicable (approximately 30 days after their completion of 1,000 hours of service with the Company within a 12-month period). Temporary employees are not eligible to become participants. The Plan permits eligible employees to make elective deferral contributions up to 15% of their eligible compensation (base salary, hourly wages, and overtime) each pay period (4% for certain higher paid individuals through December 2006, 5% thereafter). Participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make additional “catch-up” contributions. Participants are also allowed to “rollover” to the Plan certain pre-tax distributions from other qualified plans and arrangements.

The Company makes a matching contribution to each participant’s account equal to 50% of the participant’s elective deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay (4% for certain higher paid individuals through December 2006, 5% thereafter). The Company does not match participants’ rollover and “catch-up” contributions.

During 2006 and 2005, federal income tax rules generally limited participants’ maximum salary deferral contributions to $15,000 and $14,000, respectively, and “catch-up” contributions to $5,000 and $4,000, respectively.

Participant accounts - The Plan maintains individual accounts for participants. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and earnings (or losses). Participants can transfer their own contributions freely between funds at any time and still qualify for the Company’s matching contribution. Prior to November 1, 2005, all matching contributions were invested in the Williams-Sonoma, Inc. Stock Fund. Effective November 1, 2005, participants were allowed to reallocate past matching contributions out of the Williams-Sonoma, Inc. Stock Fund into one or more investment funds. Effective December 1, 2005, Company matching contributions are now invested in the same funds as the participant’s elective deferral contributions. The investment alternatives available to participants during 2006 and 2005 were as follows:

•	Williams-Sonoma, Inc. Stock Fund - consists of Williams-Sonoma, Inc. common stock

•	Dodge & Cox Balanced Fund – a balanced fund invested in stocks and bonds

•	Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies

•	Templeton Foreign A Fund – a foreign stock fund invested in stocks of large international non-U.S. companies

•	Schwab S&P 500 Select SHS – a large cap equity fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average

•	Artisan Small Cap Fund – a small cap fund invested in small cap U.S. growth companies

•	Growth Fund of America R3 – a large cap fund with diversified investments in both growth stocks and large U.S. companies

•	PIMCO Total Return A Fund – a bond fund invested in U.S. corporate and government bonds

•	Barclay’s Global Investors Lifepath 2010 Fund – a mutual fund that intends to hold approximately 45% of assets in stocks, 54% in bonds and 1% in money market instruments

•	Barclay’s Global Investors Lifepath 2020 Fund - a mutual fund that intends to hold approximately 62% of assets in stocks, 37% in bonds and 1% in money market instruments

•	Barclay’s Global Investors Lifepath 2030 Fund - a mutual fund that intends to hold approximately 76% of assets in stocks, 23% in bonds and 1% in money market instruments

•	Barclay’s Global Investors Lifepath 2040 Fund - a mutual fund that intends to hold approximately 87% of assets in stocks, 12% in bonds and 1% in money market instruments

•

Barclay’s Global Investors Lifepath Retirement Fund - a mutual fund invested in stocks, bonds, and money market instruments managed for investors seeking income and moderate long-term growth of capital

•	Schwab Government Securities Fund – a mutual fund invested in US. Government securities

Participant loans – Participants who are employed by the Company are allowed to borrow from their individual account up to 50% of their vested minimum account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced in the case of participants with loans outstanding in the previous year). The loans are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid loan balance must be paid in full on the participant’s last day of employment. If the participant does not repay the loan as required, the outstanding balance of the loan is treated as a taxable distribution from the Plan.

Vesting - Participants are immediately 100% vested in their elective deferral contributions, rollover contributions, “catch-up” contributions and any earnings attributable thereto. For the first five years of a participant’s employment, the Company’s matching contributions and any earnings attributable thereto generally vest at a rate of 20% per year of service, measured from the participant’s hire date. Thereafter, all Company matching contributions vest immediately.

Forfeitures – When a participant terminates employment prior to full vesting and takes a full distribution of the vested portion, any unvested Company matching contributions and earnings attributable thereto are immediately forfeited and used to reduce the amount of future Company matching contributions (subject to restoration if the participant returns to employment before incurring a five-year break in service). When a participant terminates employment prior to full vesting and defers distribution from the Plan, the unvested portion of the Company matching contributions remains in the Plan (except if the participant’s vested balance is $5,000 or less following separation) until the participant has a five-year break in service, at which time the unvested contributions and any attributable earnings thereto are forfeited. These forfeitures may be used to reduce the amount of future Company contributions, pay the Plan’s administrative expenses, and fund the restoration of forfeited amounts. During 2006 and 2005, Company cash contributions were reduced by $1,367,100 and $705,653, respectively, from forfeited unvested accounts.

Payment of benefits - Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59 1/2. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 1/2, except if the participant’s vested account balance is $5,000 or less following separation, in which case the Plan will issue the participant a full distribution. Distribution of a participant’s benefits may be made in cash, Company common stock (to the extent the distribution is invested in the Williams-Sonoma, Inc. Stock Fund), or both, and are recorded when paid.

Plan termination - The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested. Net assets of the Plan are applied for the exclusive benefit of the participants.

Plan administrative and investment expenses - Administrative expenses incurred by the Plan are generally paid by the Company. Investment expenses incurred by the Plan are generally paid from Plan assets.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents primarily represent shares held in the Schwab Government Securities Fund.

Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis.

Investments – Investments in common stock and mutual funds are stated at fair value, which is based on publicly quoted market values. Participant loans are valued at the outstanding loan balance.

The Plan invests in various securities including mutual funds and Williams-Sonoma, Inc. stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair market values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Benefits payable - As of December 31, 2006 and 2005, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2006	2005
Deferred benefits payable	$27,654,552	$30,605,586
Benefits payable	252,727	190,352

	$27,907,279	$30,795,938

Deferred benefits payable represent vested account balances greater than $5,000 payable to all terminated Plan participants who have elected to defer distribution of their account balances. Benefits payable represent vested account balances of $5,000 or less which will be paid to participants in the coming year. Benefit payments to participants are recorded upon distribution.

Related party transactions – The Charles Schwab Trust Company is the trustee of the Plan, as defined by the Plan, and Schwab Retirement Plan Services, Inc. is the administrator of the Plan. All investments managed by both companies qualify as exempt party-in-interest transactions. Fees paid to The Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. for trustee and administrative fees amounted to $385,237 and $385,714 in 2006 and 2005, respectively.

In addition, the Plan issues loans to participants that are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

Interest – Interest income is recorded on the accrual basis.

Dividends – Dividends represent amounts paid on shares held in the Williams-Sonoma, Inc. Stock Fund and are determined based on shares held as of the record date. Participants may elect to receive a payout or have their dividends reinvested into the fund.

3.	INVESTMENTS

At December 31, 2006 and 2005 the following investments were 5% or more of the net assets available for benefits:

	2006	2005
Williams-Sonoma, Inc. Stock Fund (556,785 and 612,303 fund shares, respectively)	$69,631,503	$104,715,990

Dodge & Cox Balanced Fund (150,584 and 118,571 fund shares, respectively)	$13,112,873	$9,644,552

Dodge & Cox Stock Fund (81,282 and 52,363 fund shares, respectively)	$12,473,565	$7,185,299

During 2006 and 2005, the Plan’s investments, including investments bought and sold as well as those held during the year, depreciated and appreciated in value as follows:

	2006	2005
Williams-Sonoma, Inc. Stock Fund	$(26,970,510)	$20,074,743
Mutual funds	4,995,960	1,825,993

Total net (depreciation) appreciation in fair value	$(21,974,550)	$21,900,736

4.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of employer and employee contributions receivable balances per the financial statements at December 31, 2006 to the Form 5500:

2006
Employer contributions receivable per the financial statements	$250,419
Employer contributions earned in 2006; paid in 2007	(131,324)

Employer contributions receivable per Form 5500	$119,095

Employee contributions receivable per the financial statements	$785,009
Employee contributions earned in 2006; paid in 2007	(466,846)

Employee contributions receivable per Form 5500	$318,163

The following is a reconciliation of employer and employee contributions per the financial statements at December 31, 2006 to the Form 5500:

Employer contributions per the financial statements	$3,397,415
Employer contributions earned; paid in subsequent year	(62,688)

Employer contributions per Form 5500	$3,334,727

Employee contributions per the financial statements	$14,839,680
Employee contributions earned; paid in subsequent year	(203,816)
Employee rollover contributions - separately reported on Form 5500	(2,095,029)

Employee contributions per Form 5500	$12,540,835

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to the Form 5500:

Net assets available for benefits per the financial statements	$127,595,694
Contributions earned in 2006; paid in 2007	(598,170)

Net assets available for benefits per Form 5500	$126,997,524

5.	INCOME TAX STATUS

On February 11, 2003, the Internal Revenue Service (“IRS”) issued a determination letter that stated the Plan, as amended through December 31, 2002, was qualified and the trust established thereunder tax-exempt. The Plan has been amended since receiving the determination letter. The Administrative Committee believes that the amendments to the Plan, as adopted subsequent to December 31, 2002, have not affected the Plan’s qualified status. The Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2006. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

******

WILLIAMS-SONOMA, INC. 401(k) PLAN

(Formerly the Williams-Sonoma, Inc. Associate Stock Incentive Plan)

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

Security Description	Number of Fund Shares/Units	Fair Value

Williams-Sonoma, Inc. Stock Fund	556,785	$69,631,503

Mutual funds:
Dodge & Cox Balanced Fund	150,584	13,112,873
Dodge & Cox Stock Fund	81,282	12,473,565
Templeton Foreign A Fund	331,308	4,519,044
Schwab S&P 500 Select SHS[1]	191,634	4,196,786
Artisan Small Cap Fund	225,931	4,111,951
Growth Fund of America R3	106,684	3,461,896
PIMCO Total Return A Fund	244,651	2,539,474
Barclay’s Global Investors Lifepath 2020 Fund	74,437	1,301,158
Barclay’s Global Investors Lifepath 2030 Fund	65,637	1,109,266
Barclay’s Global Investors Lifepath 2040 Fund	49,443	1,033,366
Barclay’s Global Investors Lifepath 2010 Fund	28,482	385,074
Barclay’s Global Investors Lifepath Retirement Fund	8,120	94,114

Total mutual funds		48,338,567

Schwab Government Securities Fund[1]	5,204,541	5,204,541

Loans to participants (594 loans at interest rates of 5.0% to 9.25%)[1,2]		3,368,241

Total assets held for investment		126,542,852

Cash		1,890

Total Assets		$126,544,742

    1 Represents an exempt party-in-interest transaction.

    2 Includes loans with original maturities of up to 15 years. See Note 1 to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. 401(k) PLAN

By: /s/ Laurel Pies
Laurel Pies
Senior Manager, Compensation and Benefits
Administrative Committee Member

Dated: June 27, 2007

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm